                                                                                                                            December 21, 2010

Edward P. Bartz

Law Clerk

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Copeland Trust, File Nos. 333-169806, 811-22483.

Dear Mr. Bartz:

On October 7, 2010, Copeland Trust (the "Registrant"), on behalf of the Copeland Risk Managed Dividend Growth Fund (the "Fund"), the sole series of the Registrant, filed its registration statement on Form N-1A.  By letter dated October 29, 2010 you provided written comments regarding the filing.  By letter dated November 22, 2010, the Registrant provided written responses to those comments.  Subsequently, you provided additional comments by telephone.  In response to the additional comments, the Registrant provided supplemental information.  On December 13, 2010, you provided clarifying remarks with respect to the response letter dated November 22, 2010.  On December 15, 2010, Registrant provided written responses to those comments.  On December 21, 2010, you provided additional comments by telephone.  Please find below the Registrant's responses to those additional comments.

PROSPECTUS and STATEMENT OF ADDITIONAL INFORMATION:

Cover Pages

1. Please delete the CUSIP number from the cover page of the Prospectus and Statement of Additional Information and explain why the Registrant is not eligible for a ticker symbol.

Response

The CUSIP number has been deleted from the cover page of both the Prospectus and Statement of Additional Information.  The Registrant is not eligible for a ticker symbol until it has $10 million in net assets or has been in operation for 2 years.  When and if the Registrant meets either of these requirements, it will apply for a ticker symbol and will supplement its Prospectus and Statement of Additional Information to include the ticker.

STATEMENT OF ADDITIONAL INFORMATION

2. Please provide addresses for the Trustees.

Response

The Registrant notes that the requested information is presently included by the following: "Unless otherwise noted, the address of each Trustee and Officer is c/o Copeland Capital Management, LLC, Eight Tower Bridge, 161 Washington Street, Suite 1650, Conshohocken, PA  19428."

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

4.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771